Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               December 21, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



     Re:                        FT 9054
                    FT Income Portfolio, Series 10
                             (the "Trust")
                  CIK No. 1823335 File No. 333-249907
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General/Global Comments
_______________________

      1. PLEASE CONFIRM FIRST TRUST HAS BEEN DISCLOSING THE INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN REGISTRATION STATEMENTS AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: The Sponsor confirms that the First Trust UIT prospectuses include a description of a trust's indemnification provisions and refers the Staff to the bullet points under the section of the prospectuses entitled "Expenses and Charges" where each trust identifies circumstances under which the trust may indemnify the Trustee and/or Sponsor of a trust.

      2. PLEASE CONFIRM THAT THE LIST OF RISK FACTORS IS ACCURATE FOR EACH TRUST IN THE INFORMATION SUPPLEMENT. IF NOT, PLEASE EXPLAIN THE DIFFERENCES BETWEEN THE PROSPECTUS AND INFORMATION SUPPLEMENT AND PLEASE REVISE THE INFORMATION SUPPLEMENT DISCLOSURE TO BE CONSISTENT WITH A TRUST'S INVESTMENTS.

      Response: The Sponsor respectfully declines to revise the Information Supplement disclosure. Please note that the underlying Funds held by the Trust have portfolios that can change over time. As such, the Trust believes that it is appropriate to include all of the potential investment types that the underlying Funds may have exposure to in the Information Supplement. Moreover, the Trust refers the Staff to the introduction paragraph to the Information Supplement, which clarifies that the Trust and underlying Funds do not necessarily have exposure to all of the various asset classes described in the Information Supplement and that the underlying Funds' exposure to the investments described in the Information Supplement is not fixed and may change over time.

Portfolio
_________

      3. THE DISCLOSURE PROVIDES AS FOLLOWS: "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS. IN SELECTING THE FUNDS FOR THE TRUST, THE SPONSOR DID NOT REQUIRE ANY SPECIFIC CREDIT QUALITY, DURATION OR MATURITY FOR THE UNDERLYING FIXED INCOME SECURITIES." PLEASE BE MORE SPECIFIC AS TO THESE CRITERIA.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be removed and replaced in its entirety with the following:

         "The ETFs were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000); the current dividend yield of the ETF (with higher yielding funds prioritized); the quality and character of the securities held by the ETF, focusing on creating a portfolio that is diversified between equity, fixed income, and hybrid assets, with exposure to U.S. and non-U.S. markets; and the expense ratio of the ETF, with a preference for lower expenses. In selecting the Funds for the Trust, the Sponsor did not require any specific credit quality, duration or maturity for the underlying fixed income securities."

      4. THE STAFF NOTES THAT THE RISK FACTORS INCLUDE BOTH A "GROWTH INVESTING RISK" AND A "VALUE INVESTING RISK." AS SUCH, THE STAFF BELIEVES THAT GROWTH AND VALUE INVESTING SHOULD BE ADDED TO THE TRUST'S STRATEGY DISCLOSURE.

      Response: Please note that growth and value investing are not part of the Trust's investment strategy. However, certain of the Funds held by the Trust may include growth or value investing as part of their investment strategy. As such, the Trust believes that the risks are necessary and appropriate for investor comprehension.

      5. THE STAFF NOTES THAT THE "FOREIGN SECURITIES" RISK INCLUDES REFERENCES TO GLOBAL DEPOSITARY RECEIPTS/GDRS. PLEASE ADD GDRS TO THE STRATEGY DISCLOSURE.

      Response: The Trust respectfully declines to add GDRs to the Trust's strategy disclosure. While it is possible that the underlying ETFs held by the Trust may hold GDRs, it is not part of the Trust's investment strategy or the reason the ETFs were selected for the Trust's portfolio. The Trust believes that the disclosure relating to GDRs in the "Foreign Securities" risk is necessary for investor comprehension considering that the underlying ETFs may hold GDRs.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                              Very truly yours,

                                              CHAPMAN AND CUTLER LLP


                                              By /s/ Daniel J. Fallon
                                                 ____________________
                                                 Daniel J. Fallon